

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
9516 Rossport Way
Ell Grove, CA 95624

> **Re: Form 10-K for the year ended December 31, 2016**
> **Filed June 29, 2017**
> **File No. 000-55154**

Dear Mr. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Item 1. Business, page 3

1. Refer to the discussion of a newly created special purpose entity used to acquire all outstanding ownership interests in Crescent Construction Company (CCC) on March 9, 2017. Please expand the disclosure to clarify that the registrant only owns 80% of the special purpose entity used to acquire CCC and also disclose whether any related parties, officers and/or directors own the 20% minority interest of the special purpose entity. Disclose the terms of the special purpose entity, including how the profits and losses will be shared with the minority interest holders and any funding agreements of the registrant and minority interests. To the extent that any of the minority interest holders are officers or directors of the registrant, please expand the disclosure of executive compensation to

include the value of this interest as compensation or tell us why you believe it is not compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 8

2.   Refer to your discussion of Operating Expenses on page 8. We note that you state that the decrease in other operating expenses was driven by a decrease in bad debt expense from $181,778 in 2015. We also note that the Statements of Cash Flows on page F-5 discloses a change in Allowance for doubtful accounts (i.e. bad debt expense) of $57,281 in 2015. The amount of $57,281 is also consistent with disclosure in the 2015 Form 10-K. Please expand the discussion to explain the difference or revise to disclose the correct amounts in MD&A and the Statements of Cash Flows.

Other Income and Expense, page 8

3.   Refer to your discussion of Other Income and Expenses on page 8. We note on page 6 that the market price of your common stock did not fluctuate significantly during 2016. We also note that you recorded $10,781,397 Loss on derivative fair value adjustment during 2016. Please expand the discussion in MD&A and in Note 5 on page F-11 to explain in detail the reason for the amount and timing of the Loss on derivative fair value adjustment. Please disclose any significant changes in assumptions used in calculating the derivative fair value. In your response tell us how the changes in fair value of the derivative for 2016 and 2017 correspond to changes in your common stock value.

Liquidity and Capital Resources, page 9

4.   Please expand the discussion to include the acquisition of CCC through the special purpose entity on March 9, 2017, discussing the funding plans for the acquisition, the business purpose for using a special purpose entity owned 80% by the registrant to effectuate the acquisition, and the impact on future operations of the minority interest ownership of the special purpose entity.

Financial Statements, page F-1

5.   Refer to the discussion of a newly created special purpose entity used to acquire all outstanding ownership interests in Crescent Construction Company on March 9, 2017 in Note 14 on page F-20. Please expand the disclosure to clarify that the registrant only owns 80% of the special purpose entity and also disclose whether any related parties, officers and/or directors own the minority interest of 20%. Disclose the terms of the

special purpose entity, including how the profits and losses will be shared with the minority interest holders and any funding agreements of the registrant and minority interests. To the extent that any of the minority interest holders are officers or directors of the registrant, please provide related party disclosure for the compensatory portion of the acquisition price, if applicable.

6.   It appears that the acquisition of Crescent Construction Company is significant based on the purchase price. Please provide audited financial statements and pro forma financial information in a Form 8-K as required pursuant to Rule 8-04 and Article 11 of Regulation S-X or tell us in detail why you believe this information is not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 with any other questions.

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